UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment Regarding Decision on Merger (Material Business Matters of Subsidiary Company)

This disclosure is the amendment of the previous filing regarding Decision on Merger (Material Business Matters of Subsidiary Company) which was disclosed on August 12, 2022.

•	The amended part is marked in blue color as shown in the table below.

Decision on Merger (Material Business Matters of Subsidiary Company)

Subsidiary Company	POSCO International Co., Ltd.	‘s material business matters to report

1. Method of merger

POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

•   Surviving company: POSCO International (listed on the KOSPI Market)

•   Merged company: POSCO Energy (unlisted company)

※ Name of the surviving company after merger: POSCO International Co., Ltd.

2. Purpose of merger

The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

3. Merger ratio		POSCO International : POSCO Energy = 1 : 1.1626920

4. Calculation basis for merger ratio

(1)   Calculation of merger price of common shares of POSCO International

1)  Standard market price of the surviving company

Pursuant to Article 176-5, Paragraph (1), Item 1 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act (the “FSCMA”), the standard market price of the surviving company is calculated as of August 11, 2022, which is the day immediately preceding the board resolution for the merger (i.e., August 12, 2022) and the execution of the merger agreement (i.e., August 12, 2022), by taking the arithmetic mean of the trading volume weighted average closing price of the most recent one month, the trading volume weighted average closing price of the most recent one week, and the most recent closing price. The details of calculation of the base market price are as follows:

•   Weighted average closing price of the most recent one month (July 12, 2022 ~ August 11, 2022): KRW 20,041

•   Weighted average closing price of the most recent one week (August 5, 2022 ~ August 11, 2022): KRW 21,662

•   Most recent closing price (August 11, 2022): KRW 22,550

•   Standard market price of POSCO International (arithmetic average stock price): KRW 21,418

2)  Asset value of the surviving company

Pursuant to Article 5 of the Detailed Enforcement Rules of the Regulation on Issuance and Disclosure of Securities, the asset value per share of the surviving company was calculated by dividing the net asset value calculated by adding or subtracting certain adjustments to or from the total equity in the separate financial statements as of the end of the fiscal year immediately preceding the fiscal year in which the date of submission of the Report on Material Facts falls, by the total number of issued and outstanding shares as of the base date of analysis.

•   Asset value per share of POSCO International: KRW 27,801

Pursuant to Article 176-5, Paragraph (1), Item 2, Sub-item (a) of the Enforcement Decree of the FSCMA, the merger price of a listed company shall be the standard market price, unless the standard market price is lower than the asset value. In such case, the asset value could be the merger price. Therefore, POSCO International and POSCO Energy had consulted and agreed on the merger price of POSCO International as the asset value, considering the best possible measures for POSCO International’s shareholders’ profits and appropriate merger ratio.

•   Standard market price (A): KRW 21,418

•   Asset value per share (B): KRW 27,801

•   Merger price of POSCO International (Max[A,B]): KRW 27,801

(2)   Calculation of merger price of common shares of POSCO Energy

Pursuant to Article 176-5 of the Enforcement Decree of the FSCMA, the merger value of the merged company was calculated as the weighted arithmetical average of the asset value and the earnings value of the merged company at the ratio of 1 to 1.5 (the “intrinsic value”). The relative value was analyzed for comparison purposes, but it is not disclosed due to the absence of three or more corporation engaging in a similar category of business

•   Intrinsic value [(A×1 + B×1.5) / 2.5): KRW 32,324

A. Asset value: KRW 32,266

B. Earning value: KRW 32,362

•   Relative value: N/A

•   Merger price of POSCO Energy: KRW 32,324

For more information on the merger price of the parties to the merger, please refer to POSCO International and POSCO Energy’s Report on Material Facts (Decision on Merger) disclosed on August 12, 2022.

(3)   Calculation results

Merger price of surviving company, POSCO International: KRW 27,801 (par value per share: KRW 5,000)

Merger price of merged company, POSCO Energy: KRW 32,362 (par value per share: KRW 5,000)

Merger ratio: POSCO International : POSCO Energy = 1: 1.1626920

5. Class and number of new shares to be distributed following merger		Different classes of stocks	52,547,639

		Class Shares	-

6. Counterparty to merger	Company name		POSCO ENERGY Co., Ltd.
	Main business		Sale of electricity, lease of LNG terminal, sale of fuel cell power generation facilities, lease and services, etc.
	Relationship to company		Affiliate
	Financial status of the latest fiscal year (KRW mn)	Total assets	3,934,446,942,447	Capital stock	269,189,995,000
		Total liabilities	2,462,937,340,454	Sales	1,895,577,272,682
		Total shareholders’ equity	1,471,509,601,993	Net income	185,409,435,383

7. Newly incorporated company after merger	Company name		-
	Financial status at time of incorporation (KRW mn)	Total assets	-	Total liabilities	-
		Total shareholders’ equity	-	Capital stock	-
			-	As of the reporting date	-
	Sales of newly established business division of the latest fiscal year (KRW mn)		-
	Main business		-

8. Merger Schedule	Scheduled date of shareholders’ meeting		November 4, 2022
	Period for submission of old share certificates	Start date	November 4, 2022
		End date	December 9, 2022
	Filing period for statement of objections by creditors	Start date	November 7, 2022
		End date	December 9, 2022
	Record date of merger		January 1, 2023
	Scheduled date of merger registration		January 2, 2023
	Scheduled delivery date of new share certificates		-

8. Details of appraisal rights

[Requirement for exercise]

Pursuant to Article 522-3 of the Korea Commercial code (the “KCC”) and Article 165-5 (1) of the FSCMA, if a shareholder who is registered in the shareholders’ registry as of the record date (i.e., September 19, 2022) opposes the resolution of the board of directors on the merger and gives a written notice of his/her objection to the resolution of the company prior to the general meeting of shareholders (i.e., November 4, 2022), the shareholder may request the company to purchase all or part of the shares he/she owns by giving a written notice specifying the class and number of shares within 20 days from the date of the resolution of the general meeting of shareholders. Once the appraisal right is exercised, it cannot be cancelled without the consent of the company.

However, pursuant to Article 165-5, Paragraph 1 of the FSCMA and Article 176-7 and Paragraph 2 of the Enforcement Decree of the same Act, appraisal rights shall be granted only to the extent that the acquisition of shares is proven to be before the resolution of the board of directors of the parties to the merger is publicly announced or any of the following could be confirmed by the business day immediately following the date of such public announcement: (i) the execution of the sale and purchase agreement for the relevant shares, (ii) the termination of the loan agreement for the relevant shares, or (iii) any legal act on the relevant shares. In addition, such appraisal rights shall be granted only to the shares held continuously until the date when the appraisal rights are exercised, and the shares re-acquired after the sale within the said period shall be forfeited.

Lastly, appraisal rights may not be exercised if a shareholder who has given a prior written notice of its objection to the resolution of the board of directors of the merger approves the merger at a general meeting of shareholders.

[Expected purchase price]

POSCO International (a company listed on the KOSPI Market): KRW 20,590

POSCO Energy (unlisted company): KRW 32,324

[Procedure, method, period and place of exercise]

(1) Exercise Procedure

With respect to all or part of the shares held by a shareholder, the shareholder may notify the company of its objection to the merger and request the company to purchase the shares. In addition, the appraisal right shall be granted only to the shares held until the exercise date of the appraisal right, and the appraisal right shall be forfeited with respect to the shares re-acquired after the sale within such period. Once the appraisal right is exercised, it cannot be cancelled without the consent of the company. (Pursuant to Article 368-2 of the KCC, if a shareholder has two (2) or more votes and split such votes, he/she shall notify the company of his/her intention to do so and the reason therefor in writing or by e-mail three (3) days prior to the date set for the general meeting of shareholders).

Ordinary shareholders (formerly, “beneficial shareholders”) who entrust their shares to a securities company (financial investment business entity) may express their dissent and request for exercise of their appraisal rights to the relevant securities company. Each securities company may have different deadlines for receipt of dissent and request for appraisal rights, so please check in advance.

If a shareholder intends to exercise his/her appraisal right directly against the company, he/she shall notify the company in writing within the business hours of the closing date of the exercise of appraisal right.

(2) Exercise period

Record date for determination of shareholders: September 19, 2022

Start date of receipt of notice of objection to merger: October 20, 2022

End date of receipt of notice of objection to merger: November 3, 2022

Extraordinary general meeting of shareholders for approval of merger agreement: November 4, 2022

Start date of exercise period of appraisal right: November 4, 2022

End date of exercise period of appraisal right: November 24, 2022

(3) Place of request for exercise of appraisal right (Place of Receipt)

POSCO International (a corporation listed on the KOSPI Market): 134, Teheran-ro, Gangnam-gu, Seoul

POSCO Energy (unlisted corporation): 440, Teheran-ro, Gangnam-gu, Seoul

※ Ordinary shareholders (formerly, “beneficial shareholders”) who have entrusted their share certificates to a securities company shall file with the relevant securities company.

[Scheduled payment date and payment method]

(1) Payment method of share purchase price

In case of a special shareholder (formerly, “registered shareholder”), the transfer will be made to the bank account reported by the shareholder. In case of an ordinary shareholders (formerly, “beneficial shareholders”) who have entrusted their share certificates to a securities company, the transfer will be made to their own account with the relevant securities company.

(2) Expected payment date of the purchase price

The expected date of payment of the purchase price upon exercise of appraisal rights is as follows:

•   POSCO International: December 8, 2022

•   POSCO Energy: December 8, 2022

The expected payment date of the above purchase price may be subject to change due to the circumstances of the parties of the merger.

(3) Disposal of treasury shares acquired by appraisal rights

The treasury shares to be acquired by POSCO International as a result of the exercise of appraisal rights upon the merger shall be disposed of within five (5) years from the date of purchase pursuant to Article 165-5, Paragraph (4) of the FSCMA and Article 176-7, Paragraph (4) of the Enforcement Decree of the FSCMA. However, as of the date of submission of the Report on Material Facts, the foregoing has not been finalized.

[Restriction on appraisal rights]

(1) Please note that a shareholder who votes for the merger at the general meeting of shareholders shall not exercise its appraisal right even if he/she has submitted his/her dissent to the resolution of the board of directors in advance.

(2) If the approval of the merger is rejected at the general meeting of shareholders, appraisal rights will be extinguished and the merger agreement will not take effect.

(3) Once the appraisal right is exercised, the appraiser may not cancel or withdraw his/her appraisal right without the consent of POSCO International or POSCO Energy.

[Effect on the agreement]

If the aggregate purchase price of each share for which appraisal rights have been exercised against POSCO International or POSCO Energy in connection with the merger (calculated based on the expected purchase price presented by each party in the Report on Material Facts related to the merger) exceeds KRW 300,000,000,000 as of the end of the appraisal right exercise period, POSCO International or POSCO Energy may decide whether to proceed with the merger by a resolution of the board of directors. POSCO International or POSCO Energy may terminate the merger agreement by a written notice to the other party if it decides to suspend the proceeding of the merger.

10. Date of board resolution (decision Date)		August 12, 2022

• Attendance of outside directors	present (No.)	4

	Absent (No.)	-

• Attendance of auditors (members of Audit Committee who are not outside directors)		-

11. Other matters to be factored into investment decisions

A. The above “6. Financial status of the latest fiscal year of the counterparty to merger” is based on separate financial statements as of the end of 2021.

B. The general meeting to report the merger completion of the “8. Merger Schedule” above shall be substituted by the board of directors’ resolution and public notice announcement. In addition, the above schedule is the schedule expected as of the date of this disclosure document, and may be subject to change depending on the process of approval of licenses/permits and consultation/approval with relevant authorities under applicable laws and regulations.

C. Disposal of Treasury Stocks

POSCO International, the surviving company, will also issue new shares in connection with the Merger for the treasury shares held by POSCO Energy, the merged company (including treasury shares to be acquired by POSCO Energy as a result of exercise of appraisal rights by the shareholders of POSCO Energy).

D. Before the Merger, POSCO International is listed on the KOSPI Market of the Korea Exchange as of the date of the Report on Material Facts and will maintain its status as a listed company on the KOSPI Market even after the merger. In the meantime, POSCO Energy is an unlisted company as of the date of the Report on Material Facts and its separate corporate existence will cease after the merger.

•	Date of additional listing of common shares of POSCO International: January 20, 2023 (scheduled)

E. Pursuant to Articles 522 and 434 of the KCC, a resolution at the general meeting of shareholders for approval of merger is subject to the special resolution. Therefore, the merger may not be consummated if the approval of at least two-thirds (2/3) of the voting rights of the attending shareholders and at least one-third (1/3) of the total number of issued and outstanding shares are not obtained at the extraordinary general meeting of shareholders for approval of the merger.

F. As POSCO International is a large-scale company pursuant to the proviso of Article 9, Paragraph (1) of the Monopoly Regulation and Fair Trade Law (the “FTL”) and Article 15, Paragraph (3) of the Enforcement Decree of the same law, it is required to file a prior business combination report with respect to the merger pursuant to Article 11, Paragraph (1), Item 4 of the FTL and cannot complete the merger procedures before obtaining acceptance (approval) from the Korea Fair Trade Commission (the “KFTC”). However, the merger is a merger between affiliates of the same business group and is subject to a simplified review under the Guidelines for Examination of Business Combination (KFTC Notification No. 2021-25). On August 17, 2022, Examination Report of Business Combination was submitted to KFTC and obtained acceptance(approval) letter on August 22, 2022. In addition, POSCO International plans to review whether a business combination report is required to be filed with overseas competition authorities and take actions in accordance with the laws and regulations of the relevant jurisdictions.

G. The merged company, POSCO Energy and its subsidiaries are required to obtain approval from the Electricity Regulatory Commission of the Ministry of Trade, Industry and Energy (the “MOTIE”) for the merger pursuant to Articles 10 and 56 of the Electric Utility Act and Article 9 of the Enforcement Rules of the same Act. Therefore, the merger process cannot be completed without the approval from the MOTIE. The approval of merger from the Electricity Regulatory Commission of the MOTIE was made on September 19, 2022 and approval letter was received on September 22, 2022.

※ For more information, please refer to the Reports on Material Facts (Decision on Merger) of POSCO International and POSCO Energy, dated August 12, 2022.

※ The total assets of subsidiary company and the consolidated total assets of parent company of the [Details of Subsidiary Company] below are based on the 1Q consolidated financial statements of POSCO HOLDINGS as of March 31, 2022 which is after the vertical spin-off.

※ Related disclosure	-

※ Relevant disclosure laws and regulations	Financial Investment Services and Capital Markets Act

[Details of Subsidiary Company]

Name of Subsidiary Company	POSCO International Co., Ltd.	Name in English	POSCO INTERNATIONAL CORPORATION
Representative	Joo, Si-bo
Main business	Trade, energy, investment, etc.

• Major subsidiary company?	Yes

Total assets of subsidiary company (KRW)	13,339,639,657,380

Consolidated total assets of parent company (KRW)	98,626,637,314,649

Ratio to consolidated total assets of parent company (%)	13.53%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: September 27, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President